Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form S-1 (Registration No. 333-265024) of Heart Test Laboratories, Inc. (the “Company”) of our report dated July 29, 2022, relating to our audits of the Company’s financial statements as of April 30, 2022 and 2021 and for the years then ended, included in the Company’s Annual Report on Form 10-K for the year ended April 30, 2022.

Our report dated July 29, 2022 contains an explanatory paragraph that states the Company has experienced recurring losses, negative cash flows from operations, limited capital resources, and a net stockholders’ deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California

August 5, 2022